Exhibit 2

ABER

2008

Second Quarter Report

Six Months Ended July 31, 2007

Aber Diamond Corporation

Highlights

(All figures are in United States dollars unless otherwise indicated)

Record consolidated sales drove a 27% increase in earnings from operations to $56.2 million for the quarter. Net earnings of $20.1 million (earnings per share of $0.34) compared to prior year net earnings of $34.3 million (earnings per share of $0.59). Net earnings for the current quarter were reduced by a $9.6 million non-cash charge to earnings resulting from the revaluation of the Canadian dollar denominated long-term future income tax liability. This same revaluation resulted in a $2.5 million gain in the comparable quarter of the prior year. In addition, the current quarter included a future tax recovery of $0.9 million as compared to $6.6 million in same period last year attributable to a reduction in the general federal corporate income tax rate.

Consolidated sales of $173.3 million for the quarter represent an increase of 24% over sales of $140.0 million in the comparable quarter of the prior year. Consolidated gross margin of $91.4 million represents a 28% increase over $71.5 million in the comparable quarter of the prior year.

Sales from the mining segment rose by 15%, increasing to $105.1 million from $91.5 million in the comparable quarter of the prior year. Earnings from mining operations of $53.0 million represents a 21% increase over the comparable quarter of the prior year.

Strong retail sales for the quarter totalled $68.2 million, an increase of 41% over the comparable quarter of the prior year.  Earnings from retail operations were $3.2 million in the current quarter versus $0.5 million in the comparable quarter of the prior year. Both quarters were negatively impacted by certain acquisition-related costs attributable to the Harry Winston purchase, totalling $2.3 million in the current quarter and $1.4 million in the corresponding quarter of the prior year.

Aber’s share of diamonds recovered from the Diavik Mine was 1.3 million carats for the three months ended June 30, 2007, an increase of 21% compared to 1.1 million carats for the comparable period of the prior year.

The Company has declared a quarterly dividend of $0.25 per share to be paid on October 15, 2007 to shareholders of record on September 28, 2007.

ABER DIAMOND CORPORATION

Management’s Discussion and Analysis

(all figures are in United States dollars unless otherwise indicated)
Prepared as of September 7, 2007

The following is management’s discussion and analysis (“MD&A”) of the results of operations for Aber Diamond Corporation (“Aber”, or the “Company”) for the three and six months ended July 31, 2007, and its financial position as at July 31, 2007. This MD&A is based on the Company’s consolidated financial statements prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) and should be read in conjunction with the unaudited consolidated financial statements and notes thereto for the three and six months ended July 31, 2007 and the audited consolidated financial statements of Aber and notes thereto for the year ended January 31, 2007. Unless otherwise specified, all financial information is presented in United States dollars. Unless otherwise indicated, all references to “second quarter” refer to the three months ended July 31, 2007.

Certain comparative figures have been reclassified to the current year’s presentation.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

Certain information included in this MD&A may constitute forward-looking information within the meaning of securities laws. In some cases, forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not historical facts. Forward-looking information may relate to management’s future outlook and anticipated events or results, and may include statements or information regarding projected capital expenditure requirements, the construction and operation of the Geneva watch factory, estimated reserves and resources at, and production from, the Diavik Mine in 2007, potential improvements in grade and tonnage at the Diavik Mine, plans, timelines and targets for construction, mining, development, production and exploration activities at the Diavik Mine, future mining and processing at the Diavik Mine, the Diavik Mine’s water license renewal, the number and timing of expected rough diamond sales, projected sales growth and new store openings at Harry Winston, expected gross margin and expense trends in the retail segment, expected diamond prices and expectations concerning the diamond industry.

Forward-looking information is based on certain factors and assumptions regarding, among other things, mining, production, construction and exploration activities at the Diavik Mine, world and US economic conditions, the level of worldwide diamond production, the receipt of necessary regulatory permits, the expected sales mix at Harry Winston, expected salon openings and potential improvements in sourcing and purchasing polished diamonds. Specifically, in estimating Aber’s projected share of the Diavik Mine capital expenditure requirements, Aber has used a Canadian/US dollar exchange rate of $0.88, and has assumed that construction will continue on schedule with respect to the A-418 dike and with respect to current underground mining construction initiatives. In making statements regarding estimated production at the Diavik Mine, potential improvements in grade and tonnage at the Diavik Mine, future mining activity and mine plans and future rough diamond sales, Aber has assumed that mining operations and exploration activities will proceed in the ordinary course according to schedule and consistent with past results, and that the Diavik Mine’s water license will be renewed on expected terms and conditions. With respect to statements concerning sales growth and new store openings at Harry Winston, as well as expected gross margin rates and expense trends, Aber has assumed that current world economic conditions will not materially change or deteriorate, and that Harry Winston will be able to realize improvements in sourcing and purchasing of inventory. In making statements regarding the completion and operation of the Geneva watch factory, Aber has assumed that construction will proceed according to schedule. While

Aber considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what we currently expect. These factors include, among other things, the uncertain nature of mining activities, risks associated with joint venture operations, risks associated with the remote location of and harsh climate at the Diavik Mine site, risks associated with regulatory requirements, fluctuations in diamond prices and changes in world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate, risks relating to the Company’s salon expansion strategy and the risks of competition in the luxury jewelry segment. Please see page 21 of this interim report, as well as Aber’s annual report, available at www.sedar.com, for a more comprehensive discussion of these and other risks and uncertainties involved in Aber’s operations.

You should not place undue importance on forward-looking information and should not rely upon this information as of any other date. While Aber may elect to, it is under no obligation and does not undertake to update this information at any particular time, except as required by law.

Summary Discussion

Aber Diamond Corporation is a specialist diamond company focusing on the mining and retail segments of the diamond industry. The Company supplies rough diamonds to the global market from production received from its 40% ownership interest in the Diavik Diamond Mine (the “Diavik Mine”), located off Lac de Gras in Canada’s Northwest Territories. Aber also owns a 100% interest in Harry Winston Inc. (“Harry Winston”), the premier fine jewelry and watch retailer. Aber’s mission is to deliver shareholder value through the enhanced earning power and longevity of the Diavik Mine asset as the cornerstone of a profitable synergy with the Harry Winston brand. In a changing diamond market-place, Aber has charted a unique course to continue to build shareholder value.

The Company’s most significant asset is a 40% interest in the Diavik group of mineral claims. The Diavik Joint Venture (the “Joint Venture”) is an unincorporated joint arrangement between Diavik Diamond Mines Inc. (“DDMI” – 60%) and Aber Diamond Mines Ltd. (40%) where Aber owns an undivided 40% interest in the assets, liabilities and expenses. DDMI is the operator of the Diavik Mine. Both companies are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England, and Aber Diamond Mines Ltd. is a wholly owned subsidiary of Aber Diamond Corporation of Toronto, Canada.

Market Commentary

The Diamond Market

Rough diamond prices increased significantly in the second quarter due to a continued supply/demand imbalance.  Diamond prices remained particularly robust in the larger, better quality white goods. Improvements in prices were also evident in the smaller, lower-quality diamonds, which were previously weak.

Polished diamond prices also increased in the quarter, continuing a trend which began earlier in the year.  The increase in polished prices was driven by strong consumer demand for polished goods in virtually all global markets, most notably in Asia.  US market demand remained resilient in the quarter despite early concerns that consumers will be impacted by the downturn in the real estate market and uncertainty surrounding credit liquidity.

The Retail Jewelry Market

The luxury retail jewelry and watch sector showed considerable strength globally throughout the typically slower summer period. Jewelry retailers in general showed positive sales growth over the prior year period despite concerns over the continuing US economic slowdown.

Consolidated Financial Results

The following is a summary of the Company’s consolidated quarterly results for the eight quarters ended July 31, 2007 following the basis of presentation utilized in its Canadian GAAP financial statements:

(expressed in thousands of United States dollars, except per share amounts and where otherwise noted)(unaudited)

									Six	Six
									Months	Months
									Ended	Ended
	2008	2008	2007	2007	2007	2007	2006	2006	July 31,	July 31,
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	2007	2006
Sales	$173,269	$141,365	$154,328	$145,232	$139,962	$119,271	$125,891	$153,512	$314,634	$259,233
Cost of sales	81,827	71,132	78,559	74,636	68,458	63,845	52,782	57,641	152,959	132,303
	91,442	70,233	75,769	70,596	71,504	55,426	73,109	95,871	161,675	126,930
Selling, general and administrative expenses	35,201	34,211	38,590	33,480	27,171	27,295	36,654	24,189	69,412	54,466
Earnings from operations	56,241	36,022	37,179	37,116	44,333	28,131	36,455	71,682	92,263	72,464
Interest and financing expenses	(7,222)	(6,132)	(6,441)	(5,570)	(4,805)	(4,334)	(4,511)	(3,353)	(13,354)	(9,139)
Other income (expense)	545	913	(111)	1,764	1,805	1,623	1,767	795	1,458	3,428
Foreign exchange gain (loss)	(11,785)	(13,292)	9,831	(1,560)	2,619	(2,106)	(5,392)	(4,184)	(25,077)	513
Earnings before income taxes	37,779	17,511	40,458	31,750	43,952	23,314	28,319	64,940	55,290	67,266
Income taxes	17,747	14,118	13,169	13,005	9,692	(1,036)	10,534	30,775	31,865	8,656
Earnings before minority interest	20,032	3,393	27,289	18,745	34,260	24,350	17,785	34,165	23,425	58,610
Minority interest	(26)	140	(5)	(86)	(5)	471	2,876	423	114	466
Earnings	$20,058	$3,253	$27,294	$18,831	$34,265	$23,879	$14,909	$33,742	$23,311	$58,144
Basic earnings per share	$0.34	$0.06	$0.47	$0.32	$0.59	$0.41	$0.26	$0.58	$0.40	$1.00
Diluted earnings per share	$0.33	$0.05	$0.46	$0.32	$0.58	$0.40	$0.27	$0.57	$0.39	$0.98
Cash dividends declared per share	$0.25	$0.25	$0.25	$0.25	$0.25	$0.25	$0.25	$0.25	$0.50	$0.50
Total assets (i)	$1,367	$1,315	$1,288	$1,246	$1,116	$1,111	$1,044	$1,016	$1,367	$1,116
Total long-term liabilities (i)	$486	$408	$536	$530	$460	$460	$434	$421	$486	$460

(i) Total assets and total long-term liabilities are expressed in millions of United States dollars.

The comparability of quarter-over-quarter results is impacted by seasonality for both the mining and retail segments. Aber expects that the quarterly results for its mining segment will continue to fluctuate depending on the seasonality of production at the Diavik Mine, the number of sales events conducted during the quarter, and the volume, size and quality distribution of rough diamonds delivered from the Diavik Mine in each quarter. The quarterly results for the retail segment are also seasonal, with generally higher sales during the fourth quarter due to the holiday season.

Three Months Ended July 31, 2007 Compared to Three Months Ended July 31, 2006

Consolidated Net Earnings

The second quarter earnings of $20.1 million or $0.34 per share represent a decrease of $14.2 million or $0.25 per share as compared to the results from the second quarter of the prior year. This reduction in net earnings is primarily due to a significant unrealized foreign exchange loss of $9.6 million on future income taxes payable, as discussed under “Consolidated Income Taxes” on page 7, as compared to a foreign exchange gain of $2.5 million in the comparable period last year. In addition, the current quarter included a future tax recovery of $0.9 million as compared to $6.6 million in same period last year attributable to a reduction in the general federal corporate income tax rate.

Consolidated Revenue

Revenue for the second quarter totalled $173.3 million, consisting of rough diamond sales of $105.1 million and sales from Harry Winston of $68.2 million. This compares to sales of $140.0 million in the comparable quarter of the prior year (rough diamond sales of $91.5 million and sales from Harry Winston of $48.5 million). The Company held three rough diamond sales in both the current quarter and the comparable quarter of the prior year. Ongoing quarterly variations in revenues are inherent in Aber’s business, resulting from the seasonality of the mining and retail activities as well as from the variability of the rough diamond sales schedule.

Consolidated Cost of Sales

The Company’s second quarter cost of sales was $81.8 million compared to $68.5 million for the comparable quarter of the prior year, with the majority of the increase related to Harry Winston. The Company’s cost of sales includes cash and non-cash costs associated with mining, sorting and retail sales activities. See “Segmented Analysis” on page11 for additional information.

Consolidated Selling, General and Administrative Expenses

The principal components of selling, general and administrative (“SG&A”) expenses include expenses for salaries and benefits (including salon personnel), advertising, professional fees, rent and building related costs. With the growth of the Company’s international selling activities and the underlying control infrastructure, along with the expansion of its retail salons, total SG&A expenses have increased over the comparable period of the prior year.

SG&A expenses for the second quarter were $35.2 million as compared to $27.2 million for the comparable quarter of the prior year.

The increase of $8.0 million from the second quarter of the prior year related primarily to the Harry Winston growth strategy and included an increase of $2.6 million in advertising and selling expenses, an increase of $2.6 million in salaries and benefits, an increase of $1.6 million in rent and building related expenses and an increase of $1.0 million in amortization. See “Segmented Analysis” on page 11 for additional information.

Consolidated Income Taxes

Aber recorded a tax expense of $17.7 million during the second quarter of fiscal 2008, compared to a tax expense of $9.7 million in the comparable quarter of the previous year.  Included in the current quarter’s tax expense is a future income tax recovery of $0.9 million attributable to a reduction in the general federal corporate income tax rate commencing January 1, 2011, which was substantively enacted during the quarter.  In comparison, a future income tax recovery of $6.6 million was included in the income tax expense of the comparable quarter of the previous year, which resulted from the phased reduction in the general federal corporate income tax rate commencing in 2008, the elimination of the federal surtax effective January 1, 2008, and the elimination of the Large Corporations Tax retroactive to January 1, 2006.

The Company’s effective income tax rate for the quarter, excluding Harry Winston, is 48%, which is based on a statutory income tax rate of 34% adjusted for the Northwest Territories mining royalty, items that are not deductible for income tax purposes, impact of foreign exchange, earnings subject to tax different than statutory rate, and impact of changes in future income tax rates.

The Company’s functional and reporting currency is US dollars; however, the calculation of income tax expense is based on income in the currency of the country of origin. As such, the Company is continually subject to foreign exchange fluctuations, particularly as the Canadian dollar moves against the US dollar.  During the second quarter, as the Canadian dollar strengthened against the US dollar, the Company recorded an unrealized foreign exchange loss of $9.6 million on the revaluation of the Canadian dollar denominated future income tax liability, which is not deductible for Canadian income tax purposes.

The rate of income tax payable by Harry Winston varies by jurisdiction. Net operating losses are available in certain jurisdictions to offset future income taxes payable in such jurisdictions. The net operating losses are scheduled to expire through 2027.

The Company has provided a table below summarizing the movement from the statutory to the effective income tax rate as a percentage of earnings before taxes:

	Three Months	Three Months
	Ended	Ended
	July 31,	July 31,
	2007	2006
Statutory income tax rate	34%	37%
Large Corporations Tax	0%	(1)%
Stock compensation	(1)%	0%
Northwest Territories mining royalty (net of income tax relief)	12%	8%
Impact of change in future income tax rate	(2)%	(15)%
Impact of foreign exchange	9%	(3)%
Earnings subject to tax different than statutory rate	(2)%	(4)%
Benefits of losses recognized as reduction of goodwill	2%	0%
Other items	(5)%	0%
Effective income tax rate	47%	22%

Consolidated Interest and Financing Expenses

Interest and financing expenses of $7.2 million were incurred during the second quarter compared to $4.8 million during the comparable quarter of the prior year. The increase in interest and financing expenses is due to a combination of higher debt levels at Harry Winston to finance increased inventory levels, an increased drawdown of Aber’s expanded credit facility related to the Harry Winston acquisition, and higher interest rates.

Consolidated Other Income

Other income, which includes interest income on the Company’s various bank balances, was $0.5 million during the second quarter compared to $1.8 million in the comparable quarter of the prior year. The reduction in income is due to higher cash balances held in the comparable quarter of the prior year in advance of the Harry Winston acquisition.

Consolidated Foreign Exchange Gain (Loss)

A foreign exchange loss of $11.8 million was recognized during the second quarter compared to a gain of $2.6 million recorded in the comparable quarter of the prior year. The loss primarily related to the revaluation of the Canadian dollar denominated future income tax liability on the balance sheet of the Company, which resulted from the strengthening of the Canadian dollar against the US dollar at quarter end. Aber’s ongoing currency exposure relates primarily to expenses and obligations incurred in Canadian dollars, as well as to the revaluation of certain Canadian monetary balance sheet amounts. The Company does not currently have any significant derivative instruments outstanding.

Six Months Ended July 31, 2007 Compared to Six Months Ended July 31, 2006

Consolidated Net Earnings

Net earnings for the six months ended July 31, 2007 of $23.3 million or $0.40 per share represent a decrease of $34.8 million or $0.60 per share as compared to the results for the six months ended July 31, 2006. This reduction in net earnings is primarily due to a significant unrealized foreign exchange loss of $25.1 million relating principally to future income taxes payable as compared to a foreign exchange gain of $0.5 million in the comparable year to date period last year. In addition, the current six-month period ending July 31, 2007 included a future tax recovery of $0.9 million as compared to $17.0 million in the same period last year attributable to reductions in future income tax rates.

Consolidated Revenue

Revenue for the six months ended July 31, 2007 was $314.6 million compared to revenue of $259.2 million for the six months ended July 31, 2006.  Rough diamond sales accounted for $187.8 million of this revenue compared to $160.8 million for the comparable period of the prior year. The Company held five rough diamond sales in both the current six months and the comparable period of the prior year.  Harry Winston sales of $126.8 million accounted for the balance, compared to $98.4 million for the comparable period of the prior year.

Consolidated Cost of Sales

The Company recorded cost of sales of $153.0 million during the six months ended July 31, 2007 compared to $132.3 million during the six months of the prior year.  The Company’s cost of sales includes cash and non-cash costs associated with mining, sorting and retail sales activities.

Consolidated Selling, General and Administrative Expenses

Aber incurred SG&A expenses of $69.4 million for the six months ended July 31, 2007, compared to $54.5 million for the six months ended July 31, 2006.  Included in SG&A expenses for the six months ended July 31, 2007 are $11.0 million for the mining segment as compared to $9.2 million for the six months ended July 31, 2006, and $58.4 million for the retail segment as compared to $45.3 million for comparable period of the prior year. The principal components of SG&A expense include expenses for salaries (including salon personnel), advertising, professional fees, rent, and related office costs.

The increase of $14.9 million in SG&A expenses from the comparable period of the prior year resulted principally from an increase of $3.9 million in advertising, $3.9 million in salaries and benefits, $2.3 million in rent and building related expenses, and $1.8 million in amortization expense. The increase in spending was incurred primarily as part of the Harry Winston growth strategy, which included the opening of additional salons. Included in the comparable six-month period of the prior year was a reversal of a specific provision against accounts receivable of $2.2 million.

Consolidated Income Taxes

Aber recorded a tax expense of $31.9 million during the six months ended July 31, 2007, compared to $8.7 million for the comparable period of the prior year.  The Company’s effective income tax rate for the six months ended July 31, 2007, excluding Harry Winston, was 56%, which was based on a statutory income tax rate of 34% adjusted for the Northwest Territories mining royalty, items that are not deductible for income tax purposes, impact of foreign exchange, earnings subject to tax different than the statutory income tax rate, and impact of changes in future income tax rates.  During the six months ended July 31, 2007, Aber recorded a future tax recovery of $0.9 million as a result of the decrease in the federal corporate income tax rates commencing January 1, 2011, which was substantively enacted during the period.  This compares with a future tax recovery of $17.0 million recorded in the comparable period of the prior year, which resulted from the decrease in Northwest Territories and federal corporate income tax rates and the elimination of the federal surtax.

The rate of income tax payable by Harry Winston varies by jurisdiction. Net operating losses are available in certain jurisdictions to offset future income taxes payable in such jurisdictions. The net operating losses are scheduled to expire through 2027.

The Company has provided a table below summarizing the movement from the Company’s statutory to the effective income tax rate as a percentage of earnings before taxes:

	Six Months	Six Months
	Ended	Ended
	July 31,	July 31,
	2007	2006
Statutory income tax rate	34%	37%
Stock compensation	0%	1%
Northwest Territories mining royalty (net of income tax relief)	13%	7%
Impact of change in future income tax rate	(2)%	(25)%
Impact of foreign exchange	14%	(2)%
Earnings subject to tax different than statutory rate	(3)%	(4)%
Benefits of losses recognized as reduction of goodwill	3%	0%
Other items	(1)%	(1)%
Effective income tax rate	58%	13%

Consolidated Interest and Financing Expenses

Interest and financing expenses of $13.4 million were incurred during the six months ended July 31, 2007 compared to $9.1 million for the comparable period of the preceding year. The increase in interest and financing expenses is due to a combination of higher debt levels at Harry Winston to finance increased inventory levels, an increased drawdown of Aber’s expanded credit facility related to the Harry Winston acquisition, and higher interest rates.

Consolidated Other Income

Other income, which includes interest income on the Company’s various bank balances, was $1.5 million during the six months ended July 31, 2007 compared to $3.4 million for the comparable period of the preceding year. The reduction in income is due to higher cash balances held in the comparable period of the prior year in advance of the Harry Winston acquisition.

Consolidated Foreign Exchange Gain (Loss)

A foreign exchange loss of $25.1 million was recognized during the six months ended July 31, 2007 compared with a gain of $0.5 million recorded during the six months ended July 31, 2006.  The Company’s ongoing currency exposure relates primarily to expenses and obligations incurred in Canadian dollars, as well as the revaluation of certain Canadian monetary balance sheet amounts. The Company does not currently have any significant derivative instruments outstanding.

Segmented Analysis

The operating segments of the Company include mining and retail segments.

Mining

(expressed in thousands of United States dollars) (unaudited)

									Six	Six
									Months	Months
									Ended	Ended
	2008	2008	2007	2007	2007	2007	2006	2006	July 31,	July 31,
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	2007	2006

Sales	$105,071	$82,752	$81,035	$90,754	$91,476	$69,308	$62,528	$112,243	$187,823	$160,784
Cost of sales	46,217	40,516	39,413	45,461	43,256	38,749	22,780	38,929	86,733	82,005
	58,854	42,236	41,622	45,293	48,220	30,559	39,748	73,314	101,090	78,779
Selling, general and administrative expenses	5,861	5,087	7,397	4,665	4,373	4,787	8,221	4,809	10,948	9,160
Earnings from operations	$52,993	$37,149	$34,225	$40,628	$43,847	$25,772	$31,527	$68,505	$90,142	$69,619

The mining segment includes the production and sale of rough diamonds.

Three Months Ended July 31, 2007 Compared to Three Months Ended July 31, 2006

Mining Revenue

Sales for the second quarter totalled $105.1 million compared to $91.5 million in the comparable quarter of the prior year. The Company held three rough diamond sales in both the current quarter and the comparable quarter last year. Aber expects that the quarterly results for its mining segment will continue to fluctuate depending on the seasonality of production at the Diavik Mine, the number of sales events conducted during the quarter, and the volume, size and quality distribution of rough diamonds delivered from the Diavik Mine in each quarter.

Mining Cost of Sales

Cost of sales includes cash operating costs of $26.5 million, non-cash operating costs of $17.6 million and private production royalties of $2.1 million. A substantial portion of cost of sales is mining operating costs, which are incurred at the Joint Venture level. Cost of sales also includes sorting costs, which consist of Aber’s cost of handling and sorting product in preparation for sales to third parties. Non-cash costs include amortization and depreciation, the majority of which is recorded using the unit-of-production method over estimated proven and probable reserves. Private production royalties are recorded based on actual production during each accounting period.

The second quarter gross margin was 56.0% compared to 52.7% in the comparable quarter of the prior year. The mining gross margin is anticipated to fluctuate between quarters, resulting from variations in the specific mix of product sold during each quarter. Additionally, the second quarter of the prior year was negatively impacted by higher costs incurred as a result of the early closure of the 2006 winter road.

Mining Selling, General and Administrative Expenses

SG&A expenses for the mining segment increased by $1.5 million to $5.9 million from $4.4 million in the comparable quarter of the prior year.

Six Months Ended July 31, 2007 Compared to Six Months Ended July 31, 2006

Mining Revenue

Sales for the six months ended July 31, 2007 totalled $187.8 million compared to $160.8 million for the six months ended July 31, 2006. The Company held five rough diamond sales in both the current six months and the comparable period of the prior year. Aber expects that results for its mining segment will continue to fluctuate depending on the seasonality of production at the Diavik Mine, the number of sales events conducted, and the volume, size and quality distribution of rough diamonds delivered from the Diavik Mine.

Mining Cost of Sales

Cost of sales includes cash operating costs of $52.4 million, non-cash operating costs of $30.8 million and private production royalties of $3.5 million. A substantial portion of cost of sales is mining operating costs, which are incurred at the Joint Venture level. Cost of sales also includes sorting costs, which consist of Aber’s cost of handling and sorting product in preparation for sales to third parties. Non-cash costs include amortization and depreciation, the majority of which is recorded using the unit-of-production method over estimated proven and probable reserves. Private production royalties are recorded based on actual production during each accounting period.

The six months ended July 31, 2007 gross margin was 53.8% compared to 49.0% in the comparable period of the prior year. The mining gross margin is anticipated to fluctuate during the year, resulting from variations in the specific mix of product sold during the period. Additionally, the six-month period ended July 31, 2006 was negatively impacted by higher costs incurred as a result of the early closure of the 2006 winter road.

Mining Selling, General and Administrative Expenses

SG&A expenses for the mining segment increased by $1.7 million to $10.9 million from $9.2 million in the comparable period of the prior year.

Retail

(expressed in thousands of United States dollars) (unaudited)

									Six	Six
									Months	Months
									Ended	Ended
	2008	2008	2007	2007	2007	2007	2006	2006	July 31,	July 31,
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	2007	2006
Sales	$68,198	$58,613	$73,293	$54,478	$48,486	$49,963	$63,363	$41,269	$126,811	$98,449
Cost of sales	35,610	30,616	39,146	29,175	25,202	25,096	30,002	18,712	66,226	50,298
	32,588	27,997	34,147	25,303	23,284	24,867	33,361	22,557	60,585	48,151
Selling, general and administrative expenses	29,340	29,124	31,193	28,815	22,798	22,508	28,433	19,380	58,464	45,306
Earnings (loss) from operations	$3,248	$(1,127)	$2,954	$(3,512)	$486	$2,359	$4,928	$3,177	$2,121	$2,845

The retail segment includes sales from Harry Winston’s 15 salons, which are located in New York, Honolulu, Bal Harbour, Beverly Hills, Las Vegas, Dallas, Paris, London, Geneva, Tokyo (Ginza, Omotesando and Roppongi), Osaka, Taipei and Beijing.

Three Months Ended July 31, 2007 Compared to Three Months Ended July 31, 2006

Retail Revenue

Sales for the second quarter were $68.2 million compared to $48.5 million for the comparable quarter of the prior year. The 41% increase in Harry Winston sales relative to the same quarter of the prior year is primarily attributed to strong same store sales, contributions from new salons and the continued strength of the luxury goods sector. Sales continued to be strong throughout the global salon network with quarterly US sales increasing by 22% to $22.2 million and international sales advancing 52% to $46.0 million in the quarter.

Retail Cost of Sales

Cost of sales for Harry Winston for the second quarter were $35.6 million compared to $25.2 million for the comparable quarter of the prior year. Gross margin for the quarter was 47.8% versus 48.0% in the comparable period last year.  The gross margin percentage for the quarter was influenced by the sale of certain inventory that was on hand at the date of acquisition of Harry Winston by Aber and was sold at a lower margin than normal. Adjusting for the impact of this pre-acquisition inventory, gross margin as a percentage of sales for the second quarter and the comparable quarter of the prior year would have been approximately 3% higher.

Retail Selling, General and Administrative Expenses

As a result of the continued expansion of the retail salon distribution network in accordance with the retail growth strategy, SG&A expenses increased to $29.3 million in the second quarter as compared to $22.8 million in the comparable quarter of the prior year. The increase of $6.5 million was principally due to an increase in advertising and selling expenses of $2.7 million, an increase in salaries and benefits of $2.0 million primarily attributable to new salon personnel, an increase in rent and building related expenses of $1.4 million and an increase in amortization of $0.8 million.  Included in SG&A expenses is amortization expense of $2.1 million for the three months ended July 31, 2007 compared to $1.3 million in the comparable quarter of the prior year.

Six Months Ended July 31, 2007 Compared to Six Months Ended July 31, 2006

Retail Revenue

Sales for the six months ended July 31, 2007 were $126.8 million compared to $98.4 million for the six months ended July 31, 2006. The 29% increase in Harry Winston sales relative to the same period of the prior year is primarily attributed to strong same store sales, contributions from new salons and the continued strength of the luxury goods sector.  US sales for the six-month period increased by 18% to $46.5 million and international sales rose 36% to $80.3 million from the comparable period last year.

Retail Cost of Sales

Cost of sales for the six months ended July 31, 2007 were $66.2 million compared to $50.3 million for the six months ended July 31, 2006. The year to date gross margin percentage of 47.8% compared to 48.9% for the same six month period last year.  The gross margin percentage for the year was influenced by the sale of certain inventory that was on hand at the date of acquisition of Harry Winston by Aber and was sold at a lower margin than normal. Adjusting for the impact of this pre-acquisition inventory, gross margin as a percentage of sales for the six months year to date would have been approximately 4% higher.

Retail Selling, General and Administrative Expenses

As a result of the continued expansion of the retail salon distribution network in accordance with the retail growth strategy, SG&A expenses increased to $58.5 million for the six months ended July 31, 2007 as compared to $45.3 million in the comparable period of the prior year. The increase of $13.2 million was principally due to an increase in advertising and selling expenses of $4.0 million, an increase in salaries and benefits of $3.5 million primarily attributable to new salon personnel, an increase in rent and building related expenses of $2.1 million and an increase in amortization expense of $1.5 million.  Included in the comparable six-month period of the prior year was a reversal of a specific provision against accounts receivable of $2.2 million.   SG&A expenses include $4.0 million in amortization expense in the six months ended July 31, 2007 compared to $2.5 million in the comparable period of the prior year.

Operational Update

Aber’s results of operations include results from its mining operations and results from Harry Winston.

Mining Segment

During the second calendar quarter of 2007, the Diavik Mine produced 3.29 million carats of diamonds from 0.64 million tones of ore, almost entirely sourced from the A-154 South kimberlite pipe, with a small contribution from A-154 North.  This represented a 21% increase in diamonds recovered in the quarter over the comparable period last year.

For the calendar year to date, diamonds recovered increased 30% to 5.88 million carats over the prior calendar period attributable to both higher grade and enhanced diamond recovery resulting from processing improvements.

The removal of overburden and waste rock stripping continued in the new A-418 open pit, with the kimberlite pipe expected to be reached near the end of the calendar year.

Underground development and sampling programs continued in the quarter, with the underground feasibility study expected by calendar year end.  In July, two underground bulk samples were extracted from A-154 North. To determine the preferred extraction approach, one was mined using conventional drill-blast techniques while the other was extracted using a road-header or mechanical mining machine.

Based on federal government regulatory inspections covering both land and water use conducted during the quarter, the Diavik Mine continued to meet all regulatory requirements.  In July, the Wek’eezhii Land and Water Board submitted the water license renewal for approval to the federal government.  The Federal Minister approved an extension of the current license to allow sufficient time for approval.

Three rough diamond sales were held during the quarter through our offices in Belgium, India and Israel, consistent with the number held in the prior year.

Aber’s 40% Share of Diavik Mine Production (reported on a one-month lag)

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	June 30,	June 30,	June 30,	June 30,
	2007	2006	2007	2006

Diamonds recovered (000s carats)	1,317	1,088	2,351	1,803
Grade (carats/tonne)	5.12	4.47	5.05	4.09
Operating costs, cash ($millions)	26.5	23.2	51.5	44.7
Operating costs per carat, cash ($)	20	21	22	25

Cash operating costs for the three months ended June 30, 2007 of $26.5 million increased by $3.3 million from the comparable period last year.  The increase was primarily due to higher equipment maintenance, labour and fuel costs.  Cash operating costs for the six months ended June 30, 2007 of $51.5 million increased by $6.8 million over last year largely attributable to an increase in costs due in part to higher equipment maintenance costs.

Retail Segment

Harry Winston’s strategy of expanding globally in prestigious locations and strengthening its international presence continued in the quarter with the opening of a new salon in Beijing and the expansion and refurbishing of the Taiwan salon. Harry Winston experienced solid sales of high-end jewelry and watches throughout the worldwide network of 15 salons.

Construction at the new watch factory in Geneva continued in the quarter and is expected to be completed by the end of September 2007. The facility is scheduled to commence manufacturing operations of high-end timepieces in October 2007.

Liquidity and Capital Resources

Working Capital

At July 31, 2007, Aber had unrestricted cash and cash equivalents of $51.6 million and contingency cash collateral and reserves of $25.5 million as required under Aber’s debt arrangements, compared to $54.2 million and $51.4 million, respectively, at January 31, 2007. Included in unrestricted cash and cash equivalents at July 31, 2007 was $13.8 million held at the Diavik Mine compared to $30.8 million at January 31, 2007.  Working capital decreased to $71.0 million at July 31, 2007 from $164.0 million at January 31, 2007.  The decrease in working capital primarily results from the reclassification of the amount drawn under the Harry Winston credit facility from long-term at January 31, 2007 to current at July 31, 2007.  The Harry Winston $200.0 million credit facility has a maturity date of March 31, 2008 with no scheduled repayments required before that date.

Cash Flow from Operations

During the quarter ended July 31, 2007, Aber generated $29.8 million in cash from operations, compared to $44.9 million from the comparable quarter of the prior year. Ongoing quarterly variations in revenues and operating cash flows are inherent in Aber’s business, resulting from the seasonality of the mining and retail activities as well as the rough diamond sales schedule. During the quarter, the Company increased advances and prepaid expenses by $15.7, increased inventory by $4.0 million, increased accounts payable and accrued liabilities by $6.1 million, and increased accounts receivable by $1.0 million. During the six months ended July 31, 2007, the Company increased inventory by $47.6 million, increased accounts payable and accrued liabilities by $32.3 million, increased advances and prepaid expenses by $14.1 million and increased accounts receivable by $5.3 million.

Financing Activities

During the quarter, Aber repaid $5.4 million of its $100.0 million senior secured term facility that was used to finance the acquisition of the remaining portion of Harry Winston. At July 31, 2007, the Company had $86.9 million outstanding on its senior secured term credit facilities and $50.0 million outstanding on its senior secured revolving credit facility. In comparision, at January 31, 2007, $95.6 million was outstanding on the term credit facilities and $62.5 million was outstanding on the secured revolving credit facility.

As at July 31, 2007, Harry Winston had $151.6 million outstanding on its $200.0 million secured credit facility, which is used to fund salon inventory and capital expenditure requirements. This represents an increase of $39.6 million from the amount outstanding at January 31, 2007.

Also included in long-term debt of Harry Winston is a 30-year loan agreement for $14.4 million to finance the construction of a new watch factory in Geneva, Switzerland. At July 31, 2007, $10.2 million had been drawn against the facility compared to $2.8 million at January 31, 2007. The bank has a secured interest in the factory building.

Harry Winston Japan, K.K. maintains unsecured credit agreements with two Japanese banks amounting to $12.7 million.  At July 31, 2007, $12.6 million had been drawn against these facilities. A portion of the loans outstanding amounting to $4.2 million is long term, payable on June 28, 2010, with the balance of $8.4 million classified as bank advances.

At July 31, 2007, $32.3 million, $8.4 million and $4.6 million was drawn under the Company’s revolving financing facilities relating to its Belgian subsidiary, Aber International N.V., its Japanese subsidiary, Harry Winston Japan, K.K., and its Israeli subsidiary, Aber Diamond Israel 2006 Ltd., respectively. At January 31, 2007, $18.5 million, $5.7 million and $5.6 million was drawn under the Company’s revolving financing facilities relating to Aber International N.V., Harry Winston Japan K.K., and Aber Diamond Israel 2006 Ltd., respectively.

During the second quarter, the Company made dividend payments of $14.6 million or $0.25 per share to its shareholders.

Investing Activities

During the quarter, the Company purchased capital assets of $43.9 million, of which $35.4 million were purchased for the mining segment and $8.5 million for Harry Winston.  Also included in deferred mineral property costs were purchases of $4.4 million made during the quarter.

Contractual Obligations

The Company has contractual payment obligations with respect to long-term debt and, through its participation in the Joint Venture, future site restoration costs at the Diavik Mine level. Additionally, at the Joint Venture level, contractual obligations exist with respect to operating purchase obligations, as administered by DDMI, the operator of the mine. In order to maintain its 40% ownership interest in the Diavik Mine, the Company is obligated to fund 40% of the Joint Venture’s total expenditures on a monthly basis.  Aber’s currently estimated share of the capital expenditures, which are not reflected in the table below, including sustaining capital for the calendar years 2007 to 2011, is approximately $240.3 million at a budgeted Canadian/US exchange rate of $0.88.  Aber’s estimated share of future capital expenditures will be updated later in the year when the new mine plan is finalized.

The most significant contractual obligations for the ensuing five-year period can be summarized as follows:

(expressed in thousands of United States dollars)

		Less than	Year	Year	After
Contractual Obligations	Total	1 Year	2–3	4–5	5 Years

Long-term debt (i) (a) (b)	$311,369	$177,067	$112,991	$1,311	$20,000
Environmental and participation agreements incremental commitments (c)	32,379	12,748	3,750	1,874	14,007
Operating lease obligations (d)	125,667	15,050	29,508	19,323	61,786
Capital lease obligations (e)	1,129	437	692	—	—
Total contractual obligations	$470,544	$205,302	$146,941	$22,508	$95,793

(i)  Excludes deferred financing costs

(a)    Long-term debt presented in the foregoing table includes current and long-term portions. The Company may at any time prepay, in whole or in part, borrowings under both $100.0 million senior secured term credit facilities and the $75.0 million senior secured revolving credit facility, in minimum amounts of $5.0 million.  On May 31, 2007, Aber amended its existing credit facilities to extend the maturity date to December 15, 2009 from December 15, 2008.  At July 31, 2007, $86.9 million in total was outstanding on both $100 million term credit facilities, and $50 million was outstanding on the revolving credit facility.  Scheduled repayments on the senior secured term credit facilities commence March 15, 2008 with $12.5 million in repayments due every quarter.  The maximum amount permitted to be drawn under the senior secured revolving credit facility is reduced by $12.5 million on a quarterly basis commencing March 15, 2009.

The Company’s first mortgage on real property has scheduled principal payments of approximately $0.1 million quarterly, and may be prepaid after 2009.  On July 31, 2007, $8.5 million was outstanding on the mortgage payable.

At July 31, 2007, $151.6 million had been drawn against Harry Winston’s $200.0 million secured credit facility.  The facility expires on March 31, 2008 and consequently has been classified as current on the consolidated balance sheet.  There are no scheduled repayments required before maturity.

Also included in long-term debt of Harry Winston is a 30-year loan agreement for $14.4 million to finance the construction of a new watch factory in Geneva, Switzerland, and $10.2 million was drawn as of July 31, 2007. The bank has a secured interest in the factory building.

(b)   Interest on long-term debt is calculated at various fixed and floating rates. On an annualized basis, interest payments are estimated to be approximately $22.8 million.

(c)    The Joint Venture, under environmental and other agreements, must provide funding for the Environmental Monitoring Advisory Board. These agreements also state the Joint Venture must provide security deposits for the performance by the Joint Venture of its reclamation and abandonment obligations under all environmental laws and regulations. The Joint Venture has fulfilled its obligations for the security deposits by posting letters of credit of which Aber’s share as at July 31, 2007 was $57.9 million. The requirement to post security for the reclamation and abandonment obligations may be reduced to the extent of amounts spent by the Joint Venture on those activities. The Joint Venture has also signed participation agreements with various native groups. These agreements are expected to contribute to the social, economic and cultural well-being of area Aboriginal bands.  The amounts reflected as contractual obligations in the table above represent obligations that are in addition to the $57.9 million in letters of credit posted.  The actual cash outlay for the Joint Venture’s obligations under these agreements is not anticipated to occur until later in the life of the Diavik Mine.

(d)   Operating lease obligations represent future minimum annual rentals under non-cancellable operating leases for Harry Winston salons and office space. Harry Winston’s New York salon lease expires on December 17, 2010 with an option to renew.

(e)    Capital lease obligations represent future minimum annual rentals under non-cancellable capital leases for Harry Winston exhibit space.

Outlook

Forecasted rough diamond production from the Diavik Mine for the current calendar year is expected to meet or exceed 10 million carats, sourced substantially from the A-154 South pipe.

Production for the first half of the calendar year was almost 5.9 million carats. This is well ahead of the current plan and principally the result of higher recovery of diamonds per tonne of ore processed. The substantial increase in diamond recovery is a combination of improvements to the processing circuit to enhance the recovery of small diamonds as well as, to a lesser extent, recovery of larger stones that were not anticipated by the 1994/95 large diameter core sampling that formed the basis of the resource model. Similar improvements in recovered grade are expected for all of the Diavik reserves and resources but to differing degrees for the various geological units of the different kimberlite pipes.

Operating experience has shown that the volume, and therefore tonnage, of A-154 South mined to date has been on the order of 10% greater than the resource block model for this pipe. However, it is unknown whether this factor will persist at depth in A-154 South, or in the other pipes making up the Diavik resource. The increases in grade will deliver higher annual carat production from the project mining and processing capacity while the increase in tonnage will have a positive impact on the mine life.

Work on the new mine plan is now nearing completion, with the expectation that underground mining will bring three of the four kimberlite pipes into the underground production schedule.

Aber expects to hold two rough diamond sales in the third quarter and three in the fourth quarter.

Three new Harry Winston salons are scheduled to open in the next two fiscal quarters, with the Hong Kong salon scheduled for September 2007, followed by the Chicago and Nagoya (Japan) salons in November 2007. This will bring the worldwide network of Harry Winston salons to 18 locations. Harry Winston is well positioned for the all-important holiday season. New product collections supported by marketing programs and special events are scheduled to be introduced in the fall.  A new watch factory located in Geneva is scheduled to be fully operational by the third quarter of fiscal 2008.

Related Parties

Transactions with related parties for the three months ended July 31, 2007 include $0.4 million of rent ($0.9 million for the six months ended July 31, 2007) relating to the New York salon, payable to a Harry Winston employee.

Critical Accounting Estimates

Management is often required to make judgments, assumptions and estimates in the application of Canadian GAAP that have a significant impact on the financial results of the Company. Certain policies are more significant than others and are, therefore, considered critical accounting policies. Accounting policies are considered critical if they rely on a substantial amount of judgment (use of estimates) in their application or if they result from a choice between accounting alternatives and that choice has a material impact on the Company’s reported results or financial position. There have been no changes to the Company’s critical accounting policies or estimates from those disclosed in the Company’s MD&A for its fiscal year ended January 31, 2007.

Changes in Accounting Policies

Financial Instruments, Hedges and Comprehensive Income

On February 1, 2007, the Company adopted new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) on equity, financial instruments, hedges and comprehensive income that require investment securities and hedging derivatives to be accounted for at fair value. These standards are substantially harmonized with US GAAP.

The adoption of these new accounting standards has not had a material impact on the financial position of the Company. For a description of new standards and the impact on the Company’s financial statements, please see note 2 to the consolidated financials statements on page 29 of this report.

Recently Issued Accounting Standards

Inventories

In May 2007, the CICA issued Handbook Section 3031, “Inventories”, which supersedes the previously issued standard on inventory. The new standard introduces significant changes to the measurement and disclosure of inventory. The measurement changes include: the elimination of LIFO, the requirement to measure inventories at the lower cost method for inventories that are not ordinarily interchangeable or goods and services produced for specific purposes, the requirement for an entity to use a consistent cost formula for inventory of a similar nature and use, and the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. Disclosures of inventories have also been enhanced. Inventory policies, carrying amounts, amounts recognized as an expense, write-downs and the reversals of write-downs are required to be disclosed. This new standard will apply to the Company effective February 1, 2008. The Company is assessing the impact this standard will have on its consolidated financial statements.

Risks and Uncertainties

Aber is subject to a number of risks and uncertainties as a result of its operations, including without limitation the following risks:

Nature of Mining

The operation of the Diavik Mine is subject to risks inherent in the mining industry, including variations in grade and other geological differences, unexpected problems associated with required water retention dikes, water quality, surface or underground conditions, processing problems, mechanical equipment performance, accidents, labour disputes, risks relating to the physical security of the diamonds, force majeure risks and natural disasters. Such risks could result in personal injury or fatality; damage to or destruction of mining properties, processing facilities or equipment; environmental damage; delays or reductions in mining production; monetary losses; and possible legal liability. Hazards, such as unusual or unexpected rock formations, rock bursts, pressures, flooding or other conditions, may be encountered in the drilling and removal of ore.

The Diavik Mine, because of its remote northern location and access only by winter road or by air, is subject to special climate and transportation risks. These risks include the inability to operate or to operate efficiently during periods of extreme cold, the unavailability of materials and equipment, and increased transportation costs due to the late opening and/or early closure of the winter road. Such factors can add to the cost of mine development, production and operation, thereby affecting the Company’s profitability.

Nature of Joint Arrangement with DDMI

Aber owns an undivided 40% interest in the assets, liabilities and expenses of the Diavik Mine and the Diavik group of mineral claims. The Diavik Mine and the exploration and development of the Diavik group of mineral claims is a joint arrangement between DDMI (60%) and Aber Diamond Mines Ltd. (40%), and is subject to the risks normally associated with the conduct of joint ventures and similar joint arrangements. These risks include the inability to exert influence over strategic decisions made in respect of the Diavik Mine and the Diavik group of mineral claims. By virtue of DDMI’s 60% interest in the Diavik Mine, it has a controlling vote in virtually all Joint Venture management decisions respecting the development and operation of the Diavik Mine and the development of the Diavik group of mineral claims. Accordingly, DDMI is able to determine the timing and scope of future project capital expenditures, and therefore is able to impose capital expenditure requirements on the Company that the Company may not have sufficient cash to meet. A failure by the Company to meet capital expenditure requirements imposed by DDMI could result in the Company’s interest in the Diavik Mine and the Diavik group of mineral claims being diluted.

Diamond Prices and Demand for Diamonds

The profitability of Aber is dependent upon production from the Diavik Mine and on the results of the operations of Harry Winston. Each in turn is dependent in significant part upon the worldwide demand for and price of diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, particularly in the US, Japan, China and India, worldwide levels of diamond discovery and production and the level of demand for, and discretionary spending on, luxury goods such as diamonds and jewelry. Low or negative growth in the worldwide economy or the occurrence of terrorist activities creating disruptions in economic growth could result in decreased demand for luxury goods such as diamonds and jewelry, thereby negatively affecting the price of diamonds and jewelry. Similarly, a substantial increase in the worldwide level of diamond production could also negatively affect the price of diamonds. In each case, such developments could materially adversely affect Aber’s results of operations.

Currency Risk

Currency fluctuations may affect the Company’s financial performance. Diamonds are sold throughout the world based principally on the US dollar price, and although the Company reports its financial results in US dollars, a majority of the costs and expenses of the Diavik Mine, which are borne 40% by the Company, are incurred in Canadian dollars. Further, the Company has a significant future income tax liability that has been incurred and will be payable in Canadian dollars. Aber’s currency exposure relates primarily to expenses and obligations incurred by it in Canadian dollars and, secondarily, to revenues of Harry Winston in currencies other than the US dollar. The appreciation of the Canadian dollar against the US dollar, and the depreciation of such other currencies against the US dollar, therefore, will increase the expenses of the Diavik Mine and the amount of the Company’s Canadian dollar liabilities relative to the revenue Aber will receive from diamond sales, and will decrease the US dollar revenues received by Harry Winston. From time to time, the Company may use a limited number of derivative financial instruments to manage its foreign currency exposure.

Licenses and Permits

The operation of the Diavik Mine and exploration on the Diavik property require licenses and permits from the Canadian government. The Diavik Mine Type “A” Water License granted by the Mackenzie Valley Land and Water Board has been extended to allow sufficient time for approval.  While Aber anticipates that DDMI, which is also the operator of the Diavik Mine, will be able to renew the license, there can be no guarantee that DDMI will be able to renew this license or obtain or maintain all other necessary licenses and permits that may be required to maintain the operation of the Diavik Mine or to further explore and develop the Diavik property.

Regulatory and Environmental Risks

The operation of the Diavik Mine, exploration activities at the Diavik Project and the manufacturing of jewelry are subject to various laws and regulations governing the protection of the environment, exploration, development, production, taxes, labour standards, occupational health, waste disposal, mine safety, manufacturing safety and other matters. New laws and regulations, amendments to existing laws and regulations, or more stringent implementation or changes in enforcement policies under existing laws and regulations could have a material adverse impact on the Company by increasing costs and/or causing a reduction in levels of production from the Diavik Mine and in the manufacture of jewelry. As well, as Aber’s international operations expand, it or its subsidiaries become subject to laws and regulatory regimes which differ materially to those under which they operate in Canada and the US.

Mining and manufacturing are subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mining and manufacturing operations. To the extent that Aber or Harry Winston is subject to uninsured environmental liabilities, the payment of such liabilities could have a material adverse effect on the Company.

Resource and Reserve Estimates

The Company’s figures for mineral resources and ore reserves on the Diavik group of mineral claims are estimates, and no assurance can be given that the anticipated carats will be recovered. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. Aber expects that its estimates of reserves will change to reflect updated information. Reserve estimates may be revised upward or downward based on the results of current and future drilling, testing or production levels. In addition, market fluctuations in the price of diamonds or increases in the costs to recover diamonds from the Diavik Mine may render the mining of ore reserves uneconomical.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that mineral resources at the Diavik property will be upgraded to proven and probable ore reserves.

Insurance

Aber’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, risks relating to the physical security of diamonds and jewelry held as inventory or in-transit, changes in the regulatory environment and natural phenomena such as inclement weather conditions. Such occurrences could result in damage to the Diavik Mine, personal injury or death, environmental damage to the Diavik property, delays in mining, closing of Harry Winston manufacturing facilities or salons, monetary losses and possible legal liability. Although insurance is maintained to protect against certain risks in connection with the Diavik Mine, Aber’s operations and the operations of Harry Winston, the insurance in place will not cover all potential risks. It may not be possible to maintain insurance to cover insurable risks at economically feasible premiums.

Fuel Costs

The Diavik Mine’s expected fuel needs are purchased annually in late winter and transported to the mine site by way of the winter road. These costs will increase if transportation by air freight is required due to a shortened “winter road season” or unexpectedly high fuel usage.

The cost of the fuel purchased is based on the then prevailing price and expensed into operating costs on a usage basis. The Diavik Mine currently has no hedges for its anticipated 2007 fuel consumption.

Reliance on Skilled Employees

Production at the Diavik Mine is dependent upon the efforts of certain skilled employees of DDMI. The loss of these employees or the inability of DDMI to attract and retain additional skilled employees may adversely affect the level of diamond production from the Diavik Mine. Currently, there is significant competition for skilled workers in remote northern operations due to the significant number of large-scale construction projects ongoing and planned in Canada’s north, including the various construction projects relating to the development of the oil sands in Northern Alberta.

Aber’s success at marketing diamonds and in operating the business of Harry Winston is dependent on the services of key executives and skilled employees, as well as the continuance of key relationships with certain third parties, such as diamantaires. The loss of these persons or the Company’s inability to attract and retain additional skilled employees or to establish and maintain relationships with required third parties may adversely affect its business and future operations in marketing diamonds and in operating Harry Winston.

Expansion of the Existing Salon Network

A key component of the Company’s Harry Winston strategy is the expansion of its existing salon network. This strategy requires the Company to make ongoing capital expenditures to build and open new salons, to refurbish existing salons from time to time, and to incur additional operating expenses in order to operate the new salons. To date, much of this expansion has been financed through borrowings by Harry Winston. There can be no assurance that the expansion of Harry Winston’s salon network will prove successful in increasing annual sales or earnings from the retail segment, and the increased debt levels resulting from this expansion could negatively impact Aber’s results from operations in the absence of increased sales and earnings.

Competition in the Luxury Jewelry Segment

Aber, through its ownership of Harry Winston, is exposed to competition in the retail diamond market from other luxury goods, diamond and jewelry retailers. The ability of Harry Winston to successfully compete with such luxury goods, diamond and jewelry retailers is dependent upon a number of factors, including the ability of Harry Winston to source high-end polished diamonds and protect and promote its distinctive brand name and reputation. If Harry Winston is unable to successfully compete in the luxury jewelry segment, then Aber’s results of operations will be adversely affected.

Outstanding Share Information

As at July 31, 2007

Authorized	Unlimited
Issued and outstanding shares	58,372,080
Options outstanding	1,619,338
Fully diluted	59,991,418

Additional Information

Additional information relating to the Company, including the Company’s most recently filed annual information form, can be found on SEDAR at www.sedar.com, and is also available on the Company’s website at www.aber.ca.

Consolidated Balance Sheets

(expressed in thousands of United States dollars)

	July 31,
	2007	January 31,
	(unaudited)	2007

Assets
Current assets:
Cash and cash equivalents (note 4)	$51,648	$54,174
Cash collateral and cash reserves (note 4)	25,510	51,448
Accounts receivable	18,756	13,297
Inventory and supplies (note 5)	321,313	273,736
Advances and prepaid expenses	35,452	21,275
	452,679	413,930
Deferred mineral property costs	184,188	188,058
Capital assets	443,937	384,532
Intangible assets	133,474	134,320
Goodwill	96,575	98,142
Other assets	16,069	18,187
Future income tax asset	40,344	50,745
	$1,367,266	$1,287,914
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$158,756	$124,747
Bank advances	45,846	29,776
Current portion of long-term debt	177,067	95,434
	381,669	249,957
Long-term debt	133,299	185,446
Future income tax liability	334,286	333,498
Other long-term liability	1,087	—
Future site restoration costs	17,617	17,200
Minority interest	199	85
Shareholders’ equity:
Share capital (note 7)	305,502	305,165
Contributed surplus	15,239	14,922
Retained earnings (note 3)	159,752	165,625
Accumulated other comprehensive income	18,616	16,016
	499,109	501,728
Commitments and guarantees (note 8)
	$1,367,266	$1,287,914

See accompanying notes to consolidated financial statements.

Consolidated Statements of Earnings

(expressed in thousands of United States dollars, except per share amounts) (unaudited)

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	July 31,	July 31,	July 31,	July 31,
	2007	2006	2007	2006
Sales	$173,269	$139,962	$314,634	$259,233
Cost of sales	81,827	68,458	152,959	132,303
	91,442	71,504	161,675	126,930
Selling, general and administrative expenses	35,201	27,171	69,412	54,466
Earnings from operations	56,241	44,333	92,263	72,464
Interest and financing expenses	(7,222)	(4,805)	(13,354)	(9,139)
Other income	545	1,805	1,458	3,428
Foreign exchange gain (loss)	(11,785)	2,619	(25,077)	513
Earnings before income taxes	37,779	43,952	55,290	67,266
Income tax expense – Current	25,091	4,676	42,531	7,578
Income tax expense(recovery) – Future	(7,344)	5,016	(10,666)	1,078
Earnings before minority interest	20,032	34,260	23,425	58,610
Minority interest	(26)	(5)	114	466
Net earnings	$20,058	$34,265	$23,311	$58,144
Earnings per share
Basic	$0.34	$0.59	$0.40	$1.00
Diluted	$0.33	$0.58	$0.39	$0.98
Weighted average number of shares outstanding	58,371,004	58,174,486	58,366,574	58,186,843

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

(expressed in thousands of United States dollars) (unaudited)

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	July 31,	July 31,	July 31,	July 31,
	2007	2006	2007	2006
Net earnings	$20,058	$34,265	$23,311	$58,144
Other comprehensive income
Net gain on translation of net foreign operations	609	(211)	2,600	683
Total comprehensive income	$20,667	$34,054	$25,911	$58,827

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in

Shareholders’ Equity

 (expressed in thousands of United States dollars) (unaudited)

				Six Months
				Ended
	Three Months	Three Months	Six Months	July 31,
	Ended	Ended	Ended	2006
	July 31,	July 31,	July 31,	(Restated)
	2007	2006	2007	(note 3)
Common shares
Balance at beginning of period	$305,208	$299,725	$305,165	$298,985
Issued during the period	294	850	337	1,590
Balance at end of period	305,502	300,575	305,502	300,575
Contributed surplus
Balance at beginning of period	15,107	17,375	14,922	16,934
Stock option expense	132	388	317	829
Balance at end of period	15,239	17,763	15,239	17,763
Retained earnings
Balance at beginning of period	154,285	128,961	165,625	119,630
Net income	20,058	34,265	23,311	58,144
Dividends paid	(14,591)	(14,548)	(29,184)	(29,096)
Balance at end of period	159,752	148,678	159,752	148,678
Accumulated other comprehensive income
Balance at beginning of period	18,007	17,238	16,016	16,344
Other comprehensive income	609	(211)	2,600	683
Balance at end of period	18,616	17,027	18,616	17,027
Total shareholders’ equity	$499,109	$484,043	$499,109	$484,043

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(expressed in thousands of United States dollars) (unaudited)

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	July 31,	July 31,	July 31,	July 31,
	2007	2006	2007	2006
Cash provided by (used in):
Operating:
Net earnings	$20,058	$34,265	$23,311	$58,144
Items not involving cash:
Amortization and accretion	20,054	17,926	39,657	31,288
Future income taxes	(7,344)	5,016	(10,538)	1,078
Stock-based compensation and other	132	388	1,405	829
Foreign exchange	11,439	(1,943)	24,901	1,027
Minority interest	(26)	(31)	114	440
Change in non-cash operating working capital	(14,507)	(10,720)	(34,726)	(31,139)
	29,806	44,901	44,124	61,667
Financing:
Net decrease in term debt	(5,368)	(10,106)	(8,994)	(10,206)
Increase (decrease) in revolving credit	35,734	(3,384)	54,746	39,260
Dividends paid	(14,591)	(14,548)	(29,184)	(29,096)
Issue of common shares	294	850	337	1,590
Cash advance from minority shareholder	—	(1,925)	—	(830)
	16,069	(29,113)	16,905	718
Investing:
Cash collateral and cash reserve	13,679	(41,488)	25,938	(53,993)
Deferred mineral property costs	(4,378)	(4,651)	(8,160)	(7,024)
Capital assets	(43,939)	(27,214)	(81,504)	(49,358)
Deferred charges and other assets	345	(166)	(745)	(265)
	(34,293)	(73,519)	(64,471)	(110,640)
Foreign exchange effect on cash balances	538	(283)	916	1,299
Increase (decrease) in cash and cash equivalents	12,120	(58,014)	(2,526)	(46,956)
Cash and cash equivalents, beginning of period	39,528	159,174	54,174	148,116
Cash and cash equivalents, end of period	$51,648	$101,160	$51,648	$101,160
Change in non-cash operating working capital:
Accounts receivable	(993)	2,720	(5,279)	1,323
Advances and prepaid expenses	(15,646)	(2,948)	(14,135)	66
Inventory and supplies	(3,995)	(9,868)	(47,576)	(35,660)
Accounts payable and accrued liabilities	6,127	(624)	32,264	3,132
	$(14,507)	$(10,720)	$(34,726)	$(31,139)
Supplemental cash flow information:
Cash taxes paid	$2,305	$8,143	$3,041	$9,863
Cash interest paid	$5,463	$5,208	$11,206	$8,132

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

July 31, 2007 with comparative figures

(tabular amounts in thousands of United States dollars, except as otherwise noted)

NOTE 1:

Nature of Operations

Aber Diamond Corporation (the “Company” or “Aber”) is a specialist diamond company focusing on the mining and retail segments of the diamond industry.

The Company’s most significant asset is a 40% ownership interest in the Diavik group of mineral claims. The Diavik Joint Venture (the “Joint Venture”) is an unincorporated joint arrangement between Diavik Diamond Mines Inc. (“DDMI”) (60%) and Aber Diamond Mines Ltd. (40%). DDMI is the operator of the Diavik Diamond Mine (the “Diavik Mine”). Both companies are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England, and Aber Diamond Mines Ltd. is a wholly owned subsidiary of Aber Diamond Corporation of Toronto, Canada. The Diavik Mine is located 300 kilometres northeast of Yellowknife in the Northwest Territories. Aber records its proportionate interest in the assets, liabilities and expenses of the Joint Venture in the Company’s financial statements with a one-month lag.

During fiscal 2007, Aber acquired the remaining 47.17% interest in Harry Winston Inc. (“Harry Winston”) that it did not previously own. The results of Harry Winston, located in New York City, US, are consolidated in the financial statements of the Company.

NOTE 2:

Significant Accounting Policies

The interim consolidated financial statements are prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements include the accounts of the Company and all of its subsidiaries as well as its proportionate interest in the assets, liabilities and expenses of joint arrangements. Intercompany transactions and balances have been eliminated.

The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company’s annual report for the year ended January 31, 2007, since these interim financial statements do not include all disclosures required by Canadian generally accepted accounting principles (“GAAP”). Excluding adoption of the new standards for financial instruments described below, these statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the year ended January 31, 2007.

Changes in Accounting Policy

On February 1, 2007, the Company adopted three new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) on financial instruments, hedges and comprehensive income that require investment securities and hedging derivatives to be accounted for at fair value. These standards are substantially harmonized with US GAAP.

Financial Instruments

This new standard requires the Company to revalue certain of its financial assets and liabilities, including derivatives designated in qualifying hedging relationships and embedded derivatives in certain contracts, at fair value on the initial date of implementation and at each subsequent financial reporting date.

The adoption of this new standard has not had a material impact on the financial position of the Company. Under the new standard, the Company has elected to add transaction costs related to its non-revolving long-term debt to the carrying amount of the debt, which has resulted in the following adjustments to the consolidated balance sheet on February 1, 2007:

As at February 1, 2007
Increase/(Decrease)
Assets
Other assets	$(859)

Liabilities and Shareholders’ Equity
Long-term debt	$(859)
Cumulative translation adjustment	(16,016)
Accumulated other comprehensive income	16,016

This standard has had no material impact on the consolidated statement of earnings. Prior period earnings have not been restated.

This standard also requires the Company to classify financial assets and liabilities according to their characteristics and management’s choices and intentions related thereto for the purposes of ongoing measurement. Subsequent measurement for these assets and liabilities is based on either fair value or amortized cost using the effective interest method, depending upon their classification. In accordance with the new standard, the Company’s financial assets and liabilities are generally classified and measured as follows:

Asset/Liability	Category	Measurement
Cash and cash equivalents	Held for trading	Fair value
Cash collateral and cash reserves	Held for trading	Fair value
Accounts receivable	Loans and receivables	Amortized cost
Accounts payable and accrued liabilities	Held for trading	Fair value
Bank advances	Held for trading	Fair value
Long-term debt	Other liabilities	Amortized cost

Hedges

This new standard contains new rules for reporting fair value and cash flow hedges. The Company has no significant hedges and therefore this new standard has had no impact on the Company’s consolidated financial statements.

Comprehensive Income

This new standard requires the Company to present a new consolidated statement of comprehensive income to detail income items impacting accumulated other comprehensive income, which is reported as part of shareholders’ equity. This statement has been included above in the consolidated statement of changes in shareholders’ equity.

Recently Issued Accounting Standards

Inventories

In May 2007, the CICA issued Handbook Section 3031, “Inventories”, which supersedes the previously issued standard on inventory. The new standard introduces significant changes to the measurement and disclosure of inventory. The measurement changes include: the elimination of LIFO, the requirement to measure inventories at the lower cost method for inventories that are not ordinarily interchangeable or goods and services produced for specific purposes, the requirement for an entity to use a consistent cost formula for inventory of a similar nature and use, and the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. Disclosures of inventories have also been enhanced. Inventory policies, carrying amounts, amounts recognized as an expense, write-downs and the reversals of write-downs are required to be disclosed. This new standard will apply to the Company effective February 1, 2008. The Company is assessing the impact this standard will have on its consolidated financial statements.

NOTE 3:

Restatement

The Company has determined that the $7.0 million received from Tiffany in fiscal 2005 to remove certain restrictions on the resale of Aber shares owned by Tiffany should be treated as a capital transaction rather than included in other income. The impact of this correction is to reduce fiscal 2005 other income by $7.0 million, or $0.12 per share (basic and fully diluted), and to create contributed surplus of $7.0 million. Accordingly, other income, net income and earnings per share for the year ended January 31, 2005 are restated to $2.6 million, $46.1 million, $0.80 basic earnings per share and $0.78 fully diluted earnings per share, respectively. Originally this amount was classified as an operating activity rather than a financing activity in the consolidated statement of cash flows. Accordingly, cash provided by operating activities in fiscal 2005 would decrease to $143.4 million and cash used in financing activities would decrease to $54.0 million. Retained earnings at the beginning of fiscal 2006 have been restated to reflect the above.

NOTE 4:

Cash Resources

	July 31,	January 31,
	2007	2007
Diavik Joint Venture	$13,756	$30,776
Cash and cash equivalents	37,892	23,398
Total cash and cash equivalents	51,648	54,174
Cash collateral and cash reserves	25,510	51,448
Total cash resources	$77,158	$105,622

NOTE 5:

Inventory and Supplies

	July 31,	January 31,
	2007	2007
Rough diamond inventory	$17,833	$17,648
Merchandise inventory	258,472	228,157
Supplies inventory	45,008	27,931
Total inventory and supplies	$321,313	$273,736

NOTE 6:

Diavik Joint Venture

The following represents Aber’s 40% proportionate interest in the Joint Venture as at June 30, 2007 and December 31, 2006, which is reflected in the Company’s consolidated financial statements as follows:

	July 31,	January 31,
	2007	2007
Current assets	$80,364	$66,037
Long-term assets	519,445	477,753
Current liabilities	26,346	35,671
Long-term liabilities and participant’s account	573,463	508,119

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	July 31, 2007	July 31, 2006	July 31, 2007	July 31, 2006
Net expense	47,609	47,161	87,710	80,918
Cash flows resulting from operating activities	(39,941)	(44,408)	(83,983)	(51,119)
Cash flows resulting from financing activities	79,454	49,974	143,726	102,043
Cash flows resulting from investing activities	(38,191)	(20,309)	(67,813)	(38,721)

The Company is contingently liable for the other participant’s portion of the liabilities of the Joint Venture and to the extent the Company’s participating interest has increased because of the failure of the other participant to make a cash contribution when required, the Company would have access to an increased portion of the assets of the Joint Venture to settle these liabilities.

NOTE 7:

Share Capital

(a)                     Authorized

Unlimited common shares without par value.

(b)                     Issued

	Number of Shares	Amount
Balance, January 31, 2007	58,360,755	$305,165
Shares issued for:
Exercise of options	11,325	337
Balance, July 31, 2007	58,372,080	$305,502

(c)                      RSU and DSU Plans

Number of Units
Balance, January 31, 2007	233,539

Net awards during the period	13,391
Payouts during the period	(52,548)
Balance, July 31, 2007	194,382

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
Expense for the period:	July 31, 2007	July 31, 2006	July 31, 2007	July 31, 2006
RSU	$295	$139	$460	$525
DSU	76	(173)	3	(37)
	$371	$(34)	$463	$488

During the second quarter, the Company granted 757 Restricted Share Units (“RSUs”) and 758 Deferred Share Units (“DSUs”) under an employee and director incentive compensation program, respectively. The RSU and DSU Plans are full value phantom shares that mirror the value of Aber’s publicly traded common shares. In addition, 52,548 RSUs vested during the second quarter, resulting in a payout of $2.1 million.

Grants under the RSU Plan are primarily on a discretionary basis to employees of the Company subject to Board of Director approval. Each RSU grant vests on the third anniversary of the grant date, subject to special rules for death and disability. The Company settles its obligations under the RSU and DSU plans in cash in accordance with the terms of the respective plans.

Only non-executive directors of the Company are eligible for grants under the DSU Plan. Each DSU grant vests immediately on the grant date.

The expenses related to the RSUs and DSUs are accrued based on the price of Aber’s common shares at the end of the period and on the probability of vesting. This expense is recognized on a straight-line basis over the term of the grant.

NOTE 8:

Commitments and Guarantees

(a)                     Environmental Agreement

Through negotiations of environmental and other agreements, the Joint Venture must provide funding for the Environmental Monitoring Advisory Board. Aber’s share of this funding requirement was $0.2 million for calendar 2007. Further funding will be required in future years; however, specific amounts have not yet been determined. These agreements also state the Joint Venture must provide security deposits for the performance by the Joint Venture of its reclamation and abandonment obligations under all environmental laws and regulations. Aber’s share of the Joint Venture’s letters of credit outstanding with respect to the environmental agreements as at July 31, 2007 was $57.9 million. The agreement specifically provides that these funding requirements will be reduced by amounts incurred by the Joint Venture on reclamation and abandonment activities.

(b)                     Participation Agreements

The Joint Venture has signed participation agreements with various native groups. These agreements are expected to contribute to the social, economic and cultural well-being of the Aboriginal bands. The agreements are each for an initial term of twelve years and shall be automatically renewed on terms to be agreed for successive periods of six years thereafter until termination. The agreements terminate in the event the mine permanently ceases to operate.

(c)                      Commitments

Commitments include the cumulative maximum funding commitments secured by letters of credit of the Joint Venture’s environmental and participation agreements at Aber’s 40% share, before any reduction of future reclamation activities, and future minimum annual rentals under non-cancellable operating and capital leases for retail salons and corporate office space, and are as follows:

2008	$74,725
2009	87,664
2010	88,381
2011	86,252
2012	85,665
Thereafter	153,402

NOTE 9:

Employee Benefit Plans

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
Expenses for the period:	July 31, 2007	July 31, 2006	July 31, 2007	July 31, 2006
Defined benefit pension plan at Harry Winston	$6	$30	$12	$60
Defined contribution plan at Harry Winston	390	90	600	180
Defined contribution plan at the Diavik Mine	238	186	401	364
	$634	$306	$1,013	$604

NOTE 10:

Related Parties

Transactions with related parties for the six months ended July 31, 2007 include $0.9 million ($0.9 million for the six months ended July 31, 2006) of rent relating to the New York salon, payable to a Harry Winston employee.

NOTE 11:

Segmented Information

The Company operates in two segments within the diamond industry, mining and retail, for the three months ended July 31, 2007.

The mining segment consists of the Company’s rough diamond business. This business includes the 40% interest in the Diavik group of mineral claims and the sale of rough diamonds in the market-place.

The retail segment consists of the Company’s ownership in Harry Winston. This segment consists of the marketing of fine jewelry and watches on a worldwide basis.

For the three months ended July 31, 2007	Mining	Retail	Total
Sales
Canada	$105,071	$—	$105,071
United States	—	22,162	22,162
Europe	—	21,248	21,248
Asia	—	24,788	24,788
Cost of sales	46,217	35,610	81,827
	58,854	32,588	91,442
Selling, general and administrative expenses	5,861	29,340	35,201
Earnings from operations	52,993	3,248	56,241
Interest and financing expenses	(3,982)	(3,240)	(7,222)
Other income	356	189	545
Foreign exchange gain (loss)	(11,985)	200	(11,785)
Segmented earnings before income taxes	$37,382	$397	$37,779
Segmented assets as at July 31, 2007
Canada	$761,976	$—	$761,976
United States	—	470,233	470,233
Other foreign countries	8,284	126,773	135,057
	$770,260	$597,006	$1,367,266
Goodwill as at July 31, 2007	$—	$96,575	$96,575
Capital expenditures	$35,383	$8,556	$43,939
Other significant non-cash items:
Income tax recovery - Future	$(7,122)	$(222)	$(7,344)
Amortization and accretion	$17,969	$2,086	$20,054

For the three months ended July 31, 2006	Mining	Retail	Total
Sales
Canada	$91,476	$—	$91,476
United States	—	18,185	18,185
Europe	—	14,776	14,776
Asia	—	15,525	15,525
Cost of sales	43,256	25,202	68,458
	48,220	23,284	71,504
Selling, general and administrative expenses	4,373	22,798	27,171
Earnings from operations	43,847	486	44,333
Interest and financing expenses	(2,714)	(2,091)	(4,805)
Other income	1,772	33	1,805
Foreign exchange gain	2,489	130	2,619
Segmented earnings (loss) before income taxes	$45,394	$(1,442)	$43,952
Segmented assets as at July 31, 2006
Canada	$743,288	$—	$743,288
United States	—	278,501	278,501
Other foreign countries	20,383	73,427	93,810
	$763,671	$351,928	$1,115,599
Goodwill as at July 31, 2006	$—	$41,966	$41,966
Capital expenditures	$20,883	$6,331	$27,214
Other significant non-cash items:
Income tax expense (recovery) - Future	$6,513	$(1,497)	$5,016
Amortization and accretion	$16,675	$1,251	$17,926

Sales to one customer in the mining segment totalled $8.1 million for the three months ended July 31, 2007 ($5.7 million for the three months ended July 31, 2006).

For the six months ended July 31, 2007	Mining	Retail	Total
Sales
Canada	$187,823	$—	$187,823
United States	—	46,503	46,503
Europe	—	43,595	43,595
Asia	—	36,713	36,713
Cost of sales	86,733	66,226	152,959
	101,090	60,585	161,675
Selling, general and administrative expenses	10,948	58,464	69,412
Earnings from operations	90,142	2,121	92,263
Interest and financing expenses	(7,657)	(5,697)	(13,354)
Other income	1,122	336	1,458
Foreign exchange gain (loss)	(25,296)	219	(25,077)
Segmented earnings (loss) before income taxes	$58,311	$(3,021)	$55,290
Segmented assets as at July 31, 2007
Canada	$761,976	$—	$761,976
United States	—	470,233	470,233
Other foreign countries	8,284	126,773	135,057
	$770,260	$597,006	$1,367,266
Goodwill as at July 31, 2007	$—	$96,575	$96,575
Capital expenditures	$72,948	$8,556	$81,504
Other significant non-cash items:
Income tax recovery - Future	$(9,805)	$(861)	$(10,666)
Amortization and accretion	$35,659	$3,998	$39,657

For the six months ended July 31, 2006	Mining	Retail	Total
Sales
Canada	$160,784	$—	$160,784
United States	—	39,333	39,333
Europe	—	31,235	31,235
Asia	—	27,881	27,881
Cost of sales	82,005	50,298	132,303
	78,779	48,151	126,930
Selling, general and administrative expenses	9,160	45,306	54,466
Earnings from operations	69,619	2,845	72,464
Interest and financing expenses	(5,511)	(3,628)	(9,139)
Other income	3,375	53	3,428
Foreign exchange gain	242	271	513
Segmented earnings (loss) before income taxes	$67,725	$(459)	$67,266
Segmented assets as at July 31, 2006
Canada	$743,288	$—	$743,288
United States	—	278,501	278,501
Other foreign countries	20,383	73,427	93,810
	$763,671	$351,928	$1,115,599
Goodwill as at July 31, 2006	$—	$41,966	$41,966
Capital expenditures	$40,341	$9,017	$49,358
Other significant non-cash items:
Income tax expense (recovery) - Future	$2,678	$(1,600)	$1,078
Amortization and accretion	$28,836	$2,452	$31,288

Sales to one customer in the mining segment totalled $12.7 million for the six months ended July 31, 2007 ($14.2 million for the six months ended July 31, 2006).

P.O. BOX 4569, STATION A, TORONTO, ONTARIO, CANADA  M5W 4T9

T416.362.2237  F416.362.2230

www.aber.ca